June 28, 2013

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Veramark Technologies, Inc.
Solicitation/Recommendation Statement on Schedule 14D-9
Filed on June 17, 2013
File No. 005-41379

Dear Mr. Orlic:

This letter sets forth the response of Veramark Technologies, Inc. (the “Company”) to the comment letter, dated June 21, 2013 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions to the Division of Corporation Finance (the “Staff”) relating to the Company’s Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 17, 2013 (as amended by Amendment No. 1 thereto, the “Schedule 14D-9”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Schedule. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule.

Tender Offer and Merger, page 2

1.	Please revise the third full paragraph on page 3 to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, the Company has revised the third full paragraph on page 3 of the Schedule 14D-9 in the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, filed by the Company with the Commission on June 28, 2013 (“Amendment No. 1”) to reflect the changes requested by the Staff.

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2.	It is inappropriate to disclaim responsibility for disclosure appearing in your tender offer statement. Please revise the second paragraph on page 4 accordingly.

Response:

In response to the Staff’s comment, the Company has revised the second paragraph on page 4 of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

Opinion of American Appraisal Associates, Inc., page 36

3.	We note the disclaimers relating to certain “forecasts, information, data and material.” While it may be acceptable to include qualifying language concerning this information, it is inappropriate to disclaim responsibility for disclosure contained in the tender offer statement. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

4.	We note that Veramark and American Appraisal disclaim responsibility for the accuracy of the analyses. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

Financial Projections, page 47

5.	Disclosure states that the inclusion of the projections should not be regarded as an indication that the company or American Appraisal or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material. Please advise how this could be so when the projections appear to have formed the basis for certain of the analyses presented in the document.

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Response:

In response to the Staff’s comment, the Company has revised the section titled “Financial Projections” beginning on page 47 of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

6.	Please provide the disclosure required by Rule 100 of Regulation G regarding non-GAAP financial measures.

Response:

In response to the Staff’s comment, the Company has revised the section titled “Financial Projections” beginning on page 47 of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

Forward-Looking Statements, page 48

7.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete the reference to the safe harbor.

Response:

In response to the Staff’s comment, the Company has revised the section titled “Forward-Looking Statements” on page 48 of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

Annex B

8.	In two instances in the first full paragraph on page 2, the financial advisor disclaims responsibility for information used in its analysis. Please revise.

Response:

In response to the Staff’s comment, the Company has revised Annex B of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff.

9.

We note the limitations on reliance by shareholders appearing in the last paragraph on page 3. This limitation is inconsistent with the disclosures relating to the fairness opinion. If you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the

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financial advisor arising under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response:

In response to the Staff’s comment, the Company has revised Annex B of the Schedule 14D-9 in Amendment No. 1 to reflect the changes requested by the Staff. In addition, because American Appraisal’s opinion was solely provided to the Company’s special committee, American Appraisal has advised us that it is their belief that shareholders cannot rely upon its opinion to support any claims against American Appraisal arising under applicable state law. American Appraisal has further advised us that they are unaware of any applicable state law authority regarding the availability of such a potential defense, and the availability of such a defense would have to be resolved by a court of competent jurisdiction. However, American Appraisal has advised us that they believe such a defense would have no effect on the rights and responsibilities of the Company’s special committee under applicable state law. Further, American Appraisal has advised us that they believe such a state law defense would have no effect on the rights and responsibilities of either American Appraisal or the Company’s special committee under the federal securities laws.

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (585) 231-1342.

Very truly yours,

Harter Secrest & Emery LLP

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/s/ John D. Callan Jr.
John D. Callan
DIRECT DIAL: 585.231.1342
EMAIL: JCALLAN@HSELAW.COM

Cc:	Anthony C. Mazzullo
Veramark Technologies, Inc.